                                                              Page 1 of 24 pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               HEXCEL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   428290 10 0
                                 (CUSIP Number)

Robert J. Small                                      Joel S. Beckman
Berkshire Partners LLC                               Greenbriar Equity Group LLC
One Boston Place                                     555 Theodore Fremd Avenue
Suite 3300                                           Suite A-201
Boston, Massachusetts 02108                          Rye, NY 10580
(617) 227-0050                                       (914) 925-9600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 25 Pages)

CUSIP NO. 428290 10 0                                         Page 2 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Berkshire Fund V, Limited Partnership
     04-3423237
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    7,053,687
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              7,053,687
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,053,687*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund V, Limited Partnership ("Fund V") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer and series B convertible preferred stock of the Issuer at a conversion price of $3.00 per share.

                                                              Page 3 of 24 pages

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund V. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund V. This percentage would equal 8.0% if it were calculated by including such securities in such calculation.

CUSIP NO. 428290 10 0                                         Page 4 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Berkshire Fund VI, Limited Partnership
     04-3568357
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    7,661,281
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              7,661,281
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,661,281*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund VI Limited Partnership ("Fund VI) which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer and series B convertible preferred stock of the Issuer at a conversion price of $3.00 per share.

                                                              Page 5 of 24 pages

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund VI. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund VI. This percentage would equal 8.7% if it were calculated by including such securities in such calculation.

CUSIP NO. 428290 10 0                                         Page 6 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Berkshire Investors LLC
     04-3309729
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    803,156
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              803,156
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     803,156*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Investors, LLC ("Berkshire Investors") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer and series B convertible preferred stock of the Issuer at a conversion price of $3.00 per share.

                                                              Page 7 of 24 pages


** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Investors. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire Investors. This percentage would equal 0.9% if it were calculated by including such securities in such calculation.

CUSIP NO. 428290 10 0                                         Page 8 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Berkshire Partners LLC
     04-2911958
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    10,000
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              10,000
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .02%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or

                                                              Page 9 of 24 pages

conversion privileges and which are beneficially owned by any person other than Berkshire Partners LLC ("Berkshire"). Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire. This percentage would equal 0.01% if it were calculated by including such securities in such calculation.

CUSIP NO. 428290 10 0                                        Page 10 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Greenbriar Equity Fund, L.P.
     13-4089201
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    15,214,940
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              15,214,940
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,214,940*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.6%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                                             Page 11 of 24 pages

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Equity Fund, L.P. ("Greenbriar Fund") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer and series B convertible preferred stock of the Issuer at a conversion price of $3.00 per share.

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Fund. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Fund. This percentage would equal 17.3% if it were calculated by including such securities in such calculation.

CUSIP NO. 428290 10 0                                        Page 12 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Greenbriar Co-Investment Partners, L.P.
     13-4089202
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    303,185
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              303,185
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     303,185*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                                             Page 13 of 24 pages

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Co-Investment Partners, L.P. ("Greenbriar Co-Invest") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer and series B convertible preferred stock of the Issuer at a conversion price of $3.00 per share.

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Co-Invest. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Co-Invest. This percentage would equal 0.3% if it were calculated by including such securities in such calculation.

CUSIP NO. 428290 10 0                                        Page 14 of 24 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Greenbriar Equity Group LLC
     13-4089194
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    10,000
               -----------------------------------------------------------------
NUMBER OF      8.   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              10,000
WITH           -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .02%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                                             Page 15 of 24 pages

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Equity Group LLC ("Greenbriar"). Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar. This percentage would equal 0.01% if it were calculated by including such securities in such calculation.

                                                             Page 16 of 24 pages

Item 1. SECURITY AND ISSUER.

      The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Stamford Plaza, 281 Tresser Boulevard, 16th Floor, Stamford, Connecticut 06901-3238.

Item 2. IDENTITY AND BACKGROUND.

(a) Name

      This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI") (3), Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire"), (5) Greenbriar Equity Fund, L.P. a Delaware limited partnership ("Greenbriar Fund") (6) Greenbriar Co-Investment Partners, L.P., a Delaware limited partnership ("Greenbriar Co-Invest") and (7) Greenbriar Equity Group LLC, a Delaware limited liability company ("Greenbriar").

      Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Fifth Berkshire, Sixth Berkshire and Berkshire Investors.

      Greenbriar Holdings LLC (Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P. ("Greenbriar Capital"), which is the general partner of Greenbriar Fund. Greenbriar Holdings is also the general partner of Greenbriar Co-Invest. The managing members of Greenbriar Holdings are Joel S. Beckman, Gerald Greenwald and Reginald L. Jones, III (the "Greenbriar Principals").

      Pursuant to the Coinvestment Agreement (the "Coinvestment Agreement") dated as of November 1, 1999 between Berkshire and Greenbriar, Berkshire and Greenbriar agreed to jointly pursue investment opportunities in the transportation industry. Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result, Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

      Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

                                                             Page 17 of 24 pages

(b) Principal Business

     The principal business of each of Fund V, Fund VI, Berkshire Investors, Greenbriar Fund and Greenbriar Co-Invest is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal business of Sixth Berkshire is to act as general partner of Fund VI and certain other affiliated funds. The principal business of Greenbriar Capital is to act as the general partner of Greenbriar Holdings and other affiliated funds. The principal business of Greenbriar Holdings is to act as the general partner of Greenbriar Fund and Greenbriar Co-Invest and other affiliated funds. The principal occupations of each of the Berkshire Principals is Managing Director of Berkshire. The principal occupations of each of the Greenbriar Principals is Managing Member of Greenbriar. The principal business of each of Berkshire and Greenbriar is to act as investment advisor to their respective funds.

(c) Principal Address

      The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of Fund V, Fund VI, Berkshire Investors, Berkshire, Fifth Berkshire and Sixth Berkshire: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners LLC).

      The following address is the business address of each of the Greenbriar Principals and the address of the principal executive offices and principal business of Greenbriar Capital, Greenbriar Holdings, Greenbriar Fund, Greenbriar Co-Invest and Greenbriar: c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580

(d and e) No Convictions or Proceedings.

      During the last five years, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire, the Berkshire Principals, Greenbriar Capital, Greenbriar Holdings or the Greenbriar Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

      Each of Fund V, Fund VI, Berkshire Investors, Berkshire, Fifth Berkshire, and Sixth Berkshire is organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

      Each of Greenbriar Capital, Greenbriar Holdings, Greenbriar, Greenbriar Fund and Greenbriar Co-Invest is organized under the laws of the State of Delaware. Each of the Greenbriar Principals is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In a series of transactions completed on March 19, 2003, the Reporting Persons purchased in the aggregate 77,875 shares of series A convertible preferred stock (the "Series A") and 77,875 shares of series B convertible preferred stock (the "Series B", and together with the Series A, the "Preferred Stock") of the Issuer for approximately $77.9 million in cash (before giving effect to certain transaction costs). The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons represent approximately 43.7% of the outstanding shares of Common Stock, based on there being 39,944,962 shares of Common Stock outstanding as of February 25, 2003, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K"). The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other

                                                             Page 18 of 24 pages

than the Reporting Persons. Accordingly, such calculation does not include shares of series A convertible preferred stock and series B convertible preferred stock which are beneficially owned by any person other than the Reporting Persons. All outstanding shares of series A convertible preferred stock and series B convertible preferred stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of the closing of the transaction, the Reporting Persons will have the power to vote shares representing approximately 35.2% of the total number of votes that may be cast on any such matter.

      Berkshire Investors purchased (i) 2,015.25 shares of series A convertible preferred stock and (ii) 2,015.25 shares of series B convertible preferred stock for $2,015,250.00 in the aggregate. Fund V purchased (i) 17,698.85 shares of series A convertible preferred stock and (ii) 17,698.85 shares of series B convertible preferred stock for $17,698,850.00 in the aggregate. Fund VI purchased (i) 19,223.40 shares of series A convertible preferred stock and (ii) 19,223.40 shares of series B convertible preferred stock for $19,223,400.00 in the aggregate. Greenbriar Fund purchased (i) 38,176.76 shares of series A convertible preferred stock and (ii) 38,176.76 shares of series B convertible preferred stock for $38,176,757.93 in the aggregate. Greenbriar Co-Invest purchased (i) 760.74 shares of series A convertible preferred stock and (ii)
760.74 shares of series B convertible preferred stock for $760,742.07 in the aggregate.

      The Issuer granted to one of the Berkshire Principals, Robert J. Small, who serves as a director of the Issuer, 10,000 options on March 19, 2003 pursuant to the Hexcel Incentive Stock Plan. One-third of such options is currently exercisable and convertible into 3,333 shares of Common Stock and an additional one-third of such options will vest and become exercisable on March 19, 2004 and the remaining one-third will vest and become exercisable on March 19, 2005. Pursuant to an agreement between Robert J. Small and Berkshire, Robert J. Small holds these options for the benefit of Berkshire.

      The Issuer granted to one of the Greenbriar Principals, Joel S. Beckman, who serves as a director of the Issuer, 10,000 options on March 19, 2003 pursuant to the Hexcel Incentive Stock Plan. One-third of such options is currently exercisable and convertible into 3,333 shares of Common Stock and an additional one-third of such options will vest and become exercisable on March 19, 2004 and the remaining one-third will vest and become exercisable on March 19, 2005. Pursuant to an agreement between Joel S. Beckman and Greenbriar, Joel S. Beckman holds these options for the benefit of Greenbriar.

      Berkshire Fund V Investment Corp., an affiliate of Fund V and Fifth Berkshire, facilitated Fund V's purchase of its shares of Preferred Stock by advancing Fund V the purchase price which Fund V will repay with funds from available funds and capital contributions by its partners, representing the ultimate source of the funds.

      Berkshire Fund VI Investment Corp., an affiliate of Fund VI and Sixth Berkshire, facilitated Fund VI's purchase of its shares of Preferred Stock by advancing Fund VI the purchase price which Fund VI will repay with funds from available funds and capital contributions by its partners, representing the ultimate source of the funds.

      Each of Greenbriar Fund and Greenbriar Co-Invest purchased its shares of Preferred Stock with funds from capital contributions by its partners.


Item 4. PURPOSE OF TRANSACTION.

      The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, including the plans described below, the Reporting Persons may decide to (i) dispose of some or all of the shares of the Preferred Stock and Common Stock that they beneficially own or (ii) acquire additional shares of Common Stock, Preferred Stock or other securities of the Issuer.

Coinvestment Agreement

      In consummating the series of transactions described in this filing, the Reporting Persons acted in accordance with the Coinvestment Agreement. Pursuant to the Coinvestment Agreement, Berkshire and Greenbriar agreed to jointly pursue investment opportunities in the transportation industry. Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result,

                                                             Page 19 of 24 pages

Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

Stock Purchase Agreement

      The Reporting Persons entered into a Stock Purchase Agreement on December 18, 2002 to purchase a total of 77,875 shares of series A convertible preferred stock of the Issuer and 77,875 shares of series B convertible preferred stock of the Issuer. The Stock Purchase Agreement contains customary representations and warranties, covenants and closing conditions for transactions of this nature, and certain indemnification provisions.

Certificates of Designation

     The Certificate of Designations for the series A convertible preferred stock provides that each share of series A convertible preferred stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock, par value $0.01 per share (the "Common Stock") equal to $1,000 for each share of series A convertible preferred stock outstanding divided by the initial conversion price of $3.00. Commencing on the third anniversary of the date of issuance, dividends will be payable on the series A convertible preferred stock at a rate of 6.00% per year. Upon a conversion of the series A convertible preferred stock at the option of the holder, accrued but unpaid dividends on shares of series A convertible preferred stock may be paid by the Issuer, at its option, in cash or in shares of Common Stock. As of March 19, 2003, the shares of series A convertible preferred stock initially would be convertible into 25,958,333 shares of Common Stock, based on the initial conversion price of $3.00. The Certificate of Designations for the series B convertible preferred stock provides that each share of series B convertible preferred stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $195.618 for each share of series B convertible preferred stock outstanding, divided by the initial conversion price of $3.00. As of March 19, 2003, the shares of series B convertible preferred stock initially would be convertible into 5,077,918 shares of Common Stock, based on the initial conversion price of $3.00. All outstanding shares of series A preferred stock and series B preferred stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of the closing of the transaction, the Reporting Persons will have the power to vote shares representing approximately 35.2% of the total number of votes that may be cast on any such matter. The Certificates of Designations governing the Preferred Stock contain anti-dilution protection for the shares of Preferred Stock, which could result in an adjustment of the conversion price. The Preferred Stock must be redeemed by the Company on January 22, 2010 and under certain circumstances will be automatically converted into Common Stock. The foregoing and other relative rights, privileges, powers and preferences of the series A convertible preferred stock and the series B convertible preferred stock are more fully described in the Certificates of Designation.

Stockholders Agreement

      In connection with the transactions described in this filing, certain of the Reporting Persons entered into a Stockholders Agreement (the "Stockholders Agreement") with the Issuer providing for certain agreements with respect to the voting, transfers of the shares of series A convertible preferred stock and series B convertible preferred stock and certain other corporate governance and related matters.

      In accordance with the Stockholders Agreement, as long as the Reporting Persons collectively beneficially own 15% or more of the total voting power of the Issuer's voting securities and have not sold or otherwise disposed of shares representing 66 2/3% or more of the voting power of the Issuer's securities that they acquired in the transactions described in this filing, any slate of nominees for election to the Issuer's board of directors (the "Board") will consist of two nominees nominated by the Reporting Persons and eight nominees not nominated by the Reporting Persons. Pursuant to the provisions of the Stockholders Agreement, one of the Berkshire Principals, Robert J. Small, and one of the Greenbriar Principals, Joel S. Beckman, became members of the Board of the Issuer upon consummation of the transactions described in this filing. The Stockholders Agreement further provides that in the event (a) the Reporting Persons collectively beneficially own 15% or more of the total voting power of the Issuer's voting securities and have sold or otherwise disposed of shares representing 66 2/3% or more of the voting power of the Issuer's securities that they acquired in the financing transactions or (b) the Reporting Persons collectively beneficially own less than 15% but at least 10% of the total voting power of the Issuer's voting securities, any slate of nominees for election to the Issuer's board of directors will consist of one nominee nominated by the Reporting Persons and nine nominees not nominated by the Reporting Persons. In the event the total voting power of the Issuer's voting securities collectively beneficially owned by the Reporting Persons at any time is below 10%, the Stockholders Agreement will terminate and the Reporting Persons will have no further right to nominate any of the Issuer's directors.

                                                             Page 20 of 24 pages

     The Stockholders Agreement requires the approval of at least six directors including at least two directors nominated by the Reporting Persons (or two directors nominated by certain other stockholders of the Issuer) be obtained for Board action generally. The Stockholders Agreement also provides that the Board will not authorize, approve or ratify certain extraordinary transactions such as certain acquisitions, dispositions, mergers or other business combinations and certain issuances of equity securities of the Issuer without the approval of the majority of the directors designated by the Reporting Persons for so long as the Reporting Persons beneficially own 15% or more of the total voting power of the Issuer.

     The Stockholders Agreement will also require the Reporting Persons to vote their shares of the Issuer's voting securities in the manner provided in the Stockholders Agreement in the event of a buyout transaction proposal that is not approved by a majority of the Issuer's board of directors and a majority of directors which are not interested directors (within the meaning of the Delaware General Corporation Law with respect to such buyout transaction) with respect to such buyout transaction.

     The Stockholders Agreement contains a "standstill" provision which, among other things, prohibits the Reporting Persons from acquiring in the aggregate more than 39.5% of the Issuer's outstanding voting securities unless approved by the Issuer's board of directors. However, subject to certain exceptions, the Reporting Persons will also have the right, pursuant to the Stockholders Agreement to acquire voting securities to maintain their ownership percentage of the Issuer's outstanding voting securities in the event the Issuer issues additional voting securities in the future.

      The Reporting Persons have also each agreed to an 18-month lock-up of the voting securities of the Issuer held by them (except for certain registered offerings) and certain other transfer limitations.

Registration Rights Agreement

      Pursuant to a Registration Rights Agreement among the Reporting Persons and the Issuer, the Issuer has granted the Reporting Persons registration rights, which include demand and piggyback registration rights with respect to the shares of Common Stock (and, after the third anniversary of the closing date, the shares of series A convertible preferred stock) held by the Reporting Persons.

      Except as described above and in the agreements referenced herein, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any of such actions as any of them may deem necessary or appropriate in the future.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Upon the closing of the transaction, the Reporting Persons may be deemed to beneficially own an aggregate of 31,056,249 shares of Common Stock consisting of (i) 77,875 shares of series A preferred stock that are beneficially owned by the Reporting Persons and that are convertible into 25,958,333 shares of Common Stock; (ii) 77,875 shares of series B preferred stock that are beneficially owned by the Reporting Persons and that are convertible into 5,077,918 shares of Common Stock; (iii) 10,000 options granted to Robert J. Small on March 19, 2003 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options is currently exercisable and convertible into 3,333 shares of Common Stock and an additional one-third of such options will vest and become exercisable on March 19, 2004 and the remaining one-third will vest and become exercisable on March 19, 2005 (Robert
J. Small has an understanding with Berkshire pursuant to which he holds such options for the benefit of Berkshire); and (iv) 10,000

                                                             Page 21 of 24 pages

options granted to Joel S. Beckman on March 19, 2003 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options is currently exercisable and convertible into 3,333 shares of Common Stock and an additional one-third of such options will vest and become exercisable on March 19, 2004 and the remaining one-third will vest and become exercisable on March 19, 2005 (Joel
S. Beckman has an understanding with Greenbriar pursuant to which he holds such options for the benefit of Greenbriar).

      The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons represent approximately 43.7% of the outstanding shares of Common Stock, based on there being 39,944,962 shares of Common Stock outstanding as of February 25, 2003, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2002. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons. Accordingly, such calculation does not include shares of series A convertible preferred stock and series B convertible preferred stock which are beneficially owned by any person other than the Reporting Persons. All outstanding shares of series A convertible preferred stock and series B convertible preferred stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of the closing of the transaction, the Reporting Persons will have the power to vote shares representing approximately 35.2% of the total number of votes that may be cast on any such matter.

      By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

      (b) Upon the close of the transactions, Fund V will have sole voting power with respect to 7,053,687 shares of Common Stock and will have sole dispositive power with respect to 7,053,687 shares of Common Stock. Fund V will be the beneficial owner of the 7,053,687 shares of Common Stock over which it will have voting and dispositive power.

      As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 7,053,687 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

      Upon the close of the transactions, Fund VI will have sole voting power with respect to 7,661,281 shares of Common Stock and will have sole dispositive power with respect to 7,661,281 shares of Common Stock. Fund VI will be the beneficial owner of the 7,661,281 shares of Common Stock over which it will have voting and dispositive power.

      As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 7,661,281 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

      Upon the close of the transactions, Berkshire Investors will have sole voting power with respect to 803,156 shares of Common Stock and will have sole dispositive power with respect to 803,156 shares of Common Stock. Berkshire Investors will be the direct beneficial owner of the 803,156 shares of Common Stock over which it will have voting and dispositive power.

      Upon the close of the transactions, Berkshire may be deemed to beneficially own 10,000 shares of Common Stock consisting of 10,000 options granted to Robert J. Small pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 3,333.3 shares of Common Stock. Robert J. Small holds these options for the benefit of Berkshire.

      By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire Berkshire Investors and Berkshire, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common

                                                             Page 22 of 24 pages

Stock beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

      Upon the close of the transactions, Greenbriar Fund will have sole voting power with respect to 15,214,940 shares of Common Stock and will have sole dispositive power with respect to 15,214,940 shares of Common Stock. Greenbriar Fund will be the direct beneficial owner of the 15,214,940 shares of Common Stock over which it will have voting and dispositive power.

      As the ultimate general partner of Greenbriar Fund, Greenbriar Holdings may be deemed to beneficially own 15,214,940 shares of the Common Stock held by Greenbriar Fund. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Fund.

      Upon the close of the transactions, Greenbriar Co-Invest will have sole voting power with respect to 303,185 shares of Common Stock and will have sole dispositive power with respect to 303,185 shares of Common Stock. Greenbriar Co-Invest will be the direct beneficial owner of the 303,185 shares of Common Stock over which it will have voting and dispositive power.

      As the sole general partner of Greenbriar Co-Invest, Greenbriar Holdings may be deemed to beneficially own 303,185 shares of the Common Stock held by Greenbriar Co-Invest. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Co-Invest.

      Upon the close of the transactions, Greenbriar may be deemed to beneficially own 10,000 shares of Common Stock consisting of 10,000 options granted to Joel S. Beckman pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 3,333.3 shares of Common Stock. Joel S. Beckman holds these options for the benefit of Greenbriar.

      By virtue of their positions as managing members of Greenbriar Holdings, the Greenbriar Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Greenbriar Fund, Greenbriar Co-Invest or Greenbriar. None of the Greenbriar Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Greenbriar Fund or Greenbriar Co-Invest, and, as a result, each Greenbriar Principal disclaims beneficial ownership of such shares of Common Stock.

      (c) Other than the transaction disclosed in Item 4 hereof, there have been no transactions in shares of series A convertible preferred stock or series B convertible preferred stock entered into by the Reporting Persons during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

      99.1  Joint Filing Undertaking, dated as of March 28, 2003.

      99.2 Stock Purchase Agreement dated as of December 18, 2002, between the Purchasers and the Issuer.

      99.3 Stockholders Agreement dated as of March 19, 2003 between the Purchasers and the Issuer.

      99.4 Registration Rights Agreement dated as of March 19, 2003 between the Purchasers and the Issuer.

      99.5  Series A Certificate of Designations dated as of March 19, 2003.

      99.6  Series B Certificate of Designations dated as of March 19, 2003.

      99.7 Coinvestment Agreement dated November 1, 1999 between Berkshire Partners LLC and Greenbriar Equity Group LLC.

                                                             Page 23 of 24 pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 31, 2003                   BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                        By: Fifth Berkshire Associates LLC, its
                                        General Partner

                                        By: /s/ Robert J. Small
                                            ------------------------------------

                                        Name:  Robert J. Small

                                        Title: Managing Director


                                        BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                        By: Sixth Berkshire Associates LLC, its
                                            General Partner

                                        By: /s/ Robert J. Small
                                            ------------------------------------

                                        Name:  Robert J. Small

                                        Title: Managing Director


                                        BERKSHIRE INVESTORS LLC

                                        By: /s/ Robert J. Small
                                            ------------------------------------

                                        Name:  Robert J. Small

                                        Title: Managing Director


                                        BERKSHIRE PARTNERS LLC

                                        By: /s/ Robert J. Small
                                            ------------------------------------
                                        Name:   Robert J. Small
                                        Title:  Managing Director

                                        GREENBRIAR EQUITY FUND, L.P.

                                        By: Greenbriar Equity Capital, L.P., its
                                            general partner

                                        By: Greenbriar Holdings LLC, its general
                                            partner

                                        By: /s/ Joel S. Beckman
                                            ------------------------------------

                                        Name:  Joel S. Beckman

                                        Title: Managing Member

                                                             Page 24 of 24 pages

                                        GREENBRIAR CO-INVESTMENT PARTNERS, L.P.

                                        By: Greenbriar Holdings LLC, its general
                                            partner

                                        By: /s/ Joel S. Beckman
                                            ------------------------------------

                                        Name:  Joel S. Beckman

                                        Title: Managing Member

                                        GREENBRIAR EQUITY GROUP, LLC

                                        By: /s/ Joel S. Beckman
                                            ------------------------------------
                                        Name:  Joel S. Beckman
                                        Title: Managing Member